Exhibit 99.1

Statement of Sundial Growers Inc. regarding receipt of letter from Nasdaq confirming compliance with Nasdaq’s minimum bid price requirement.

Sundial Growers Inc. (the “Company”) was notified on June 15, 2021 by the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) that as a result of the closing bid price of the Company’s common shares having been at US$1.00 per share or greater for at least ten consecutive business days, from June 1, 2021 to June 14, 2021, the Company has regained compliance with Nasdaq’s minimum bid price requirement for continued listing on the Nasdaq Capital Market.